UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

PLUG POWER INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

72919P103

(CUSIP Number)

Gregory J. Golden

Baker Botts L.L.P.

P.O. Box 23425

Dubai, United Arab Emirates

+971 4 436 3636

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC “Third Generation Company of the Wholesale Electricity Market”

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.35%

14	Type of Reporting Person CO

2

CUSIP No. 72919P103

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OJSC MMC Norilsk Nickel

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 0

	8	Shared Voting Power 44,626,939

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 44,626,939

11	Aggregate Amount Beneficially Owned by Each Reporting Person 44,626,939

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 34.35%

14	Type of Reporting Person HC

3

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Statement of

OJSC “Third Generation Company of the Wholesale Electricity Market”

and

OJSC MMC Norilsk Nickel

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

Plug Power Inc.

Explanatory Note:  This Amendment No. 1 (this “Amended Statement”) amends and supplements the Statement on Schedule 13D of OJSC “Third Generation Company of the Wholesale Electricity Market” (“OGK-3”) originally filed on March 27, 2009 (the “Original Statement” and collectively with this Amended Statement, the “Statement”) regarding the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (the “Issuer”).  Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), this Statement is jointly filed by OJSC MMC Norilsk Nickel (“Norilsk Nickel” and collectively with OGK-3, the “Reporting Persons”).  Previously, Norilsk Nickel was a joint filer of the Statement on Schedule 13D of Smart Hydrogen Inc., Norilsk Nickel, Clayburn Development Inc., Branton Limited, Mikhail D. Prokhorov, and Vladimir O. Potanin, originally filed on April 20, 2006, as amended.

Item 2.  Identity and Background

Item 2 of the Statement is hereby amended and supplemented as follows:

Norilsk Nickel is an open joint-stock company organized under the laws of the Russian Federation.  Norilsk Nickel’s principal business is the producing and selling of various base and precious metals.  The address of Norilsk Nickel’s principal business and principal office is 22, Voznesensky Pereulok, Moscow, 125009, Russia.  As of the date hereof, Norilsk Nickel beneficially owns approximately 82.7% of OGK-3.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling Norilsk Nickel, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Exhibit A hereto and is incorporated by reference herein.

During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, neither Norilsk Nickel nor, to the best of its knowledge, any of the Listed Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.    Purpose of the Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

The Reporting Persons intend to explore a possible disposition of all or a portion of the 44,626,939 shares of Common Stock owned by OGK-3 (the “Shares”) in one or more transactions.  The Reporting Persons have commenced discussions with the Issuer regarding such a disposition.  Notwithstanding the foregoing, the Reporting Persons have not determined whether OGK-3 will dispose of all or a portion of the Shares and it is possible that the Reporting Persons may determine not to dispose of any of the Shares.

As the largest single holder of the Issuer’s Common Stock, the Reporting Persons intend to seek representation of OGK-3 on the Issuer’s board of directors if one of the Reporting Persons continues to have beneficial ownership of  all or a portion of the Shares, and the Reporting Persons are engaged in discussions with the Issuer regarding the same.

The ownership percentages contained in this Amended Statement and in the cover pages hereto are based upon information contained in the Issuer’s most recently available filings with the Securities and Exchange Commission that, as of May 1, 2009, 129,896,882 shares of Common Stock were outstanding.

Except as set forth in this Amended Statement and the Original, the Reporting Persons do not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine.  The Reporting Persons intend to review continually the investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions.  The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares or disposing of some of the shares it may hold, in each case in accordance with the terms and conditions of that certain Investor Rights Agreement, dated as of June 29, 2006, among the Issuer, OGK-3, and the other parties thereto, as amended.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated as follows:

(a) - (b)	As of the date hereof, the OGK-3 is the beneficial owner of 44,626,939 shares of Common Stock, or approximately 34.35% of the Issuer’s outstanding Common

Stock.  Norilsk Nickel by virtue of its direct and indirect ownership interest in OGK-3, could, pursuant to Section 13(d) of the Act and the rules of the Securities and Exchange Commission adopted thererunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, such Common Stock.  Pursuant to Rule 13d-4 of the Act, the filing of this Amended Statement shall not be construed as an admission that Norilsk Nickel is, for the purpose of section 13(d) or 13(g) of the Act, the beneficial owner of such shares of Common Stock.

(c)	None.

(d)	All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and restated as follows:

OGK-3 may engage Rockbury Services Inc. to advise OGK-3 with respect to the possible disposition of all or a portion of the Shares in one or more transactions.  The services will be provided on behalf of Rockbury Services Inc. by Gerard Holden, an independent, non-executive director of Norilsk Nickel.

Except as described in this Amended Statement and the Original Statement, the Reporting Persons do not have any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7.            Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Amended Statement:

Exhibit A	Officers and Directors of Persons Named in Item 2
Exhibit B	Agreement Relating to the Joint Filing of Schedule 13D/A dated June 26, 2009

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amended Statement is true, complete and correct.

Dated:  June 26, 2009

OJSC “THIRD GENERATION COMPANY OF THE WHOLESALE ELECTRICITY MARKET”

By:	/s/ Vladimir V. Kolmogorov

Name:	Vladimir V. Kolmogorov

Title:	General Director

OJSC MMC NORILSK NICKEL

By:	/s/ Vladamir I. Strazhalkvosky

Name:	Vladamir I. Strazhalkvosky

Title:	CEO (General Director)

EXHIBIT A

OFFICERS AND DIRECTORS OF NORILSK NICKEL

Executive Officers

Name	Present Principal Occupation	Citizenship

Vladimir I. Strzhalkovsky	General Director	Russian Federation

Valery A. Matvienko	First Deputy General Director	Russian Federation

Oleg M. Pivovarchuk	First Deputy General Director for External Economic Activities	Russian Federation

Kirill Y. Parinov	Deputy General Director for Corporate, Proprietary and Legal	Russian Federation

Dmitry R. Kostoyev	Deputy General Director, Chief Financial Officer	Russian Federation

Evgeniy I. Muraviev	General Director of Kola MMC	Russian Federation

Evgeniy V. Potapov	Deputy General Director for International Assets	Russian Federation

Viktor E. Sprogis	Deputy General Director for Sales and Distribution	Russian Federation

Viktor P. Tomenko	Director of the Polar Division	Russian Federation

D-1

Board of Directors

Name	Present Principal Occupation	Citizenship

Alexander S. Voloshin	Chairman of the Board of Directors of MMC Norilsk Nickel.	Russian Federation

Dmitry O. Afanasiev	Partner at “Yegorov, Puginsky, Afanasyev & Partners” Legal Firm	Russian Federation

Sergey L. Batekhin	Deputy General Director at Interros Holding Company.	Russian Federation

Andrei E. Bougrov	Managing Director of Interros Holding Company	Russian Federation

Alexander S. Bulygin	Chairman of the Board of Directors, En+ Group.	Russian Federation

Andrey A. Klishas	Vice-President, Chairman of the Board of Directors of Interros Holding Company.	Russian Federation

Brad Mills	Member of the Board of Directors of MMC Norilsk Nickel.	USA

Farhad Moshiri	Chairman of the Board of Directors of Metalloinvest Holding.	Great Britain

Alexander E. Polevoy	Chief Financial Officer of Interros Holding Company.	Russian Federation

Maxim M. Sokov	Director on Investment Management of UC RUSAL	Russian Federation

Vladislav A. Soloviev	General Director of En+ Group	Russian Federation

Vladimir I. Strzhalkovsky	General Director of MMC Norilsk Nickel	Russian Federation

Gerard Holden	Advisor, Rockbury Services Inc.	Great Britain

OFFICERS AND DIRECTORS OF OGK-3

Executive Officers

Name	Present Principal Occupation	Citizenship

Vladimir Kolmogorov	General Director	Russian Federation

Vladislav Nazin	First Deputy General Director	Russian Federation

Kulkov Evgeny	Deputy General Director on Corporate and Legal	Russian Federation

Andrey Gainanov	Chief Financial Officer	Russian Federation

Alexandra Panina	Deputy General Director on Energy Markets	Russian Federation

Board of Directors

Name	Present Principal Occupation	Citizenship

Kirill Parinov	Deputy General Director for Corporate, Proprietary, and Legal of MMC Norilsk Nickel	Russian Federation

Natalya Gololobova	Head of Budget Planning Division of Financial Department of Interros Holding Company	Russian Federation

Janis Zenka	Head of Ownership Structure Administration Section of Legal Department of Interros Holding Company	Russian Federation

Dmitriy Kostoev	Deputy General Director, Chief Financial Officer of MMC Norilsk Nickel	Russian Federation

Oleg Pivovarchuk	First Deputy General Director for External Economic Activities of MMC Norilsk Nickel	Russian Federation

Alexandr Orelkin	Chief Expert of the Corporate Department of MMC Norilsk Nickel	Russian Federation

Maxim Sokov	Director on Investments Management of UC RUSAL	Russian Federation

Sergey Emdin	General Director of Irkutskenergo	Russian Federation

Vladislav Solovyev	General Director of En+ Group	Russian Federation

Oleg Surikov	Director of Corporate Department of MMC Norisk NIckel	Russian Federation

Anton Chernyi	Chief Investment Officer of Interros Holding Company	Russian Federation

EXHIBIT B

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13D/A

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of an Amendment No. 1 to the Statement on Schedule 13D filed on March 27, 2009 with respect to the securities of Plug Power Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date:       June 26, 2009

OJSC “THIRD GENERATION
COMPANY OF THE WHOLESALE
ELECTRICITY MARKET”

By:	/s/ Vladimir V. Kolmogorov

Name:	Vladimir V. Kolmogorov

Title:	General Director

OJSC MMC NORILSK NICKEL

By:	/s/ Vladamir I. Strazhalkvosky

Name:	Vladamir I. Strazhalkvosky

Title:	CEO (General Director)

D-1